JCDecaux

082-34621

RECEIVED

2008 JUN 26 P 1:51

08003443

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED

JUL 0 3 2008

THOMSON REUTERS

SUPPL

Neuilly-sur-Seine, June 24, 2008

File 82-5247
Issuer : JCDecaux SA
Country: France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
Etats-Unis
Finlande
France
Hongrie
Inde
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Montenegro
Norvège
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Pays-Bas
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Portugal
République Tchèque
Royaume-Uni
Russie
Serbie
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Ukraine
Uruguay

Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated June 16, 2008 relating the displaying of the Vélib' in the Tokyo Science Museum ;
- A press release dated June 13, 2008 regarding the agreement concerning a profit-sharing scheme for the employees of Vélib' and of the self-service bicycle hire sites in France ;
- A press release dated June 12, 2008 relative to JCDecaux's win of the competitive bid to supply advertising street furniture and the self-service bicycle hire scheme to the communauté d'agglomération de Cergy-Pontoise ;
- A press release dated June 4, 2008 regarding Stephanie Jagou's appointment as Director of Sustainable Development & Quality of JCDecaux ;
- A press release dated June 3, 2008 relative to the move of the Stimulibox at the Cannes Lions festival ;
- A press release dated May 29, 2008 relative to "*Citroën rend les abribus jaloux*";
- A press release dated May 29, 2008 relative to the win of the advertising Street Furniture contract for Toulouse ;
- A press release dated May 26, 2008, regarding "*JCDecaux Advertising habille le futur siège de Loxam*".

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours,

S Ramus

Sandrine Ramus
Legal Affairs
Corporate Legal Counsel

Enc.

dlw 6/27

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

Vélib' displayed in the Tokyo Science Museum

Out of Home Media

Algeria
Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Oman
Poland
Portugal
Qatar
Romania
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, June 16, 2008 – Vélib', the self-service bicycle hire scheme adopted by the City of Paris and invented by JCDecaux, was recently included as an exhibit in the Tokyo Science Museum.

Vélib' was chosen as the "bicycle of the year" by the Bicycle Promotion Association of Japan (BPAJ) for the Tokyo Science Museum.

This new exhibit was officially inaugurated on June 10 in the presence of Kiichiro Abe, BPAJ President, Louis-Michel Morris, Minister and Adviser at the French Embassy in Toyo, and representatives from government ministries, municipalities and Japanese universities.

- Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux made the following statement: *"Following the exhibition devoted to Vélib' in the Musée des Arts et Métiers* (Arts & Crafts Museum) *in Paris, it is a great honour for JCDecaux to see its invention, Vélib' exhibited in the Tokyo Science Museum. This decision underlines the international recognition enjoyed by self-service bicycle hire schemes in general, and by Vélib' in particular. The self-service bicycle hire service provided by JCDecaux represents a total of more than 30,000 bicycles on the roads in 16 different cities in France and Europe, and more than 35 million individual rentals since the schemes were first launched. JCDecaux is the number No.1 worldwide for self-service bicycle hire."*

Communications Department
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Martin Sabbagh
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

JCDecaux

Cyclocity: agreement for a profit-sharing scheme for the employees of Vélib' and the self-service bicycle hire schemes in France

Out of Home Media

Algeria
Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Oman
Poland
Portugal
Qatar
Romania
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, June 13, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that its subsidiary Cyclocity has signed an agreement with the CGT trade union for an employee profit-sharing scheme. Cyclocity is responsible for 10 self-service bicycle hire schemes in France.

In accordance with the commitments made by Cyclocity's management team, negotiations were launched with the CGT, the only representative trade union organisation in the company, to enable Cyclocity's employees to benefit from a performance-related profit-sharing scheme for 2008-2009-2010.

All employees working for the company for at least 3 months in 2008 will benefit from this scheme. If predetermined objectives are achieved, then employees could receive a substantial additional income, equivalent to one month's salary.

For Cyclocity employees, the scheme will provide greater involvement with the company's performance targets and will also promote teamwork.

As the Cyclocity France Work's Council has not yet been set up, the approval of at least 50% of the company's employees will be sought. A referendum will be held on June 27 to enable the new scheme to be introduced.

Cyclocity has also promised the CGT to hold discussions in the very near future about the provision of mutual health insurance and the organisation of the salary structure.

Key figures
Cyclocity's main location is currently in Paris where Vélib' has been installed. On May 31, this location employed a total of 350 people. With an average age of 27.2, 87% of the employees are male, 81% have been given unlimited-term contracts, and 73% work on a full-time basis (excluding students). Pay rises of 3% were granted on January 1, 2008.
Cyclocity has a total of 475 employees in France.
* Cyclocity sites in France: Aix-en-Provence, Amiens, Besançon, Lyon, Marseille, Mulhouse, Nantes, Paris, Rouen, and Toulouse.

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Martin Sabbagh
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

JCDecaux

JCDecaux wins the competitive bid to supply advertising Street Furniture and the self-service bicycle hire scheme to the *Communauté d'Agglomération de Cergy-Pontoise*

Out of Home Media

Angola
Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Oman
Poland
Portugal
Qatar
Romania
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, June 12, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, announces that, following a competitive tender process, it was recently awarded the contract to provide, firstly, advertising street furniture and self-service bicycles to the *Communauté d'Agglomération de Cergy-Pontoise* (an inter-municipal area with a total of 185,000 inhabitants) for a period of 15 years; and, secondly, to supply street furniture for the towns of Cergy, Eragny, Jouy le Moutier, Osny, Pontoise and Vauréal, again for a period of 15 years.

The contract covers the installation and maintenance of 301 advertising bus shelters, including 45 with passenger information systems; 161 $2m^2$ MUPI® city information panels; 79 $8m^2$ billboards and 8 $12m^2$ displays as well as the installation of 40 self-service bicycle docking stations equipped with 350 bicycles. The new contract totals 763 $2m^2$ advertising panels and 199 $8m^2$ billboards.

Following the launch of Vélo'v in Lyon, France in 2005, JCDecaux continues to drive the development of the innovative self-service bicycle hire concept in France and elsewhere. Now present in a total of 16 towns and cities - Vienna (Austria), Cordoba, Gijon and Seville (Spain), Brussels (Belgium), Paris, Marseille, Aix-en-Provence, Toulouse, Rouen, Besançon, Mulhouse, Amiens, Luxembourg and Nantes - and 2 inter-municipal structures (La Plaine and Cergy-Pontoise), the service has to date generated 35 million individual rentals.

The world leader in self-service bicycle hire, JCDecaux allows users to take out a subscription for one day, one week or one year thanks to an easily accessible, exclusive electronic payment system that considerably simplifies the rental process for users.

Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux SA, made the following statement: *"The installation of this self-service bicycle hire scheme, a truly eco-friendly way of travelling, in a major activity centre in the Paris region, will allow a larger number of people living in the greater Paris region to enjoy access to this new form of individual public transport. In this way, JCDecaux is helping to improve the quality of life in the Communauté d'Agglomération de Cergy Pontoise. This contract helps us to further improve the effectiveness and performance of our network of advertising displays in the Ile-de-France region, 2% of the country that boasts 19% of the French population, and 29% of national wealth."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Martin Sabbagh
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

JCDecaux

RECEIVED
2008 JUN 25 P 1:52

Stéphanie Jagou is appointed Director of Sustainable Development & Quality of JCDecaux

Out of Home Media

Algeria
Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Oman
Poland
Portugal
Qatar
Romania
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 4 June 2008 - Stéphanie Jagou has joined JCDecaux as Director of Sustainable Development & Quality, she reports to Gérard Degonse, Executive Vice-President, Corporate Finance & Administration and member of the Executive Board.

Stéphanie Jagou (34) holds a Master's degree in Engineering (Trade and International Sales) awarded by Blaise Pascal University in Clermont-Ferrand, and a B.A in Business in Europe, from the UK. She is currently finishing a *Master 2* in Environmental Management from Sherbrooke University (Canada).

She began her career in 1997 in Montreal (Canada) as Director of Accounts, Sales & Consultation with Productivity Point International, an IT training centre. From 1998 to the end of 1999, she worked for Meloche Monnex, a company specializing in insurance and financial products, as a project leader responsible for organizational development. In 1999, she was appointed Director, Marketing & Strategic Development, of BAM Strategy, an interactive marketing agency.

In 2001, Stéphanie Jagou left Canada and moved to Costa Rica where she accepted a position as Sustainable Development Project Leader with Plan Nagua, an international development organization. She was in charge of the development and the promotion of fair trade coffee.

She returned to Canada in 2002 to assume responsibility as Press Relations & International Development Officer for the Quebec Winter Carnival. In 2004, she joined WWF, the global conservation organization, to manage the Quebec office. From 2006 to May 2008, she served as Director of Development & External Affairs, then as Affiliated Consultant for Unisféra, an international centre dedicated to sustainable development research.

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Martin Sabbagh
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

RECEIVED

JCDecaux

JCDecaux Stimulibox², This isn't just a lounge... this is THE creativity meeting place!

For the second year in succession, the JCDecaux Stimulibox² will move to its summer quarters and display the creativity of its outdoor advertising media during the 2008 Cannes Lions Festival from June 15 to 21, 2008.

Out of Home Media

Algeria
Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Oman
Poland
Portugal
Qatar
Romania
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

The JCDecaux Stimulibox², created and designed by DDB°Live, is returning to the Croisette to provide festivalgoers with a fresh look at ways of using advertising display media.
Building on the success of the initiative organised for the first time last year when it attracted 2,536 festivalgoers from 54 different countries, the JCDecaux Stimulibox² will be the key venue for meetings and discussions, where the focus will be on new experiences and creativity. Designers from all over the world will be able to discover how JCDecaux develops its unique and original solutions for all kinds of advertisers and advertising campaigns.

Why the Stimulibox²?

At a time when media creativity lies at the very heart of the strategies adopted by the major brands, and the traditional role of billboard advertising is undergoing radical change, JCDecaux, an official partner of the Festival, wanted to offer festivalgoers a meeting place dedicated to innovation. Visitors will discover street furniture put to imaginative use, original creations and surprising, offbeat presentations. The traditional media is reinvented as an infinitely adaptable tool capable of magnifying all types of creation.

The JCDecaux Stimulibox²: what is it exactly?

A wealth of innovative advertising experiences, a "lounge" atmosphere on the beach, an original interactive programme of music: a 200m² haven of peace and conviviality on the waterfront, in the immediate proximity of the Festival Hall, where everything has been designed to stimulate the visitors' senses in a relaxed and creative manner.

The physical layout of the area...

Directly inspired by the POP'ART movement, the venue puts JCDecaux street furniture to unexpected use: bus shelters become a DJ's booth and MUPIs (city information panels) are transformed into video game consoles, atomisers, aquarium, suntan-cream dispensers or a jukebox... The venue is dressed in white and red, colours that are both relaxing and dynamic, appropriately reflecting the ultimate purpose of the area...

The programme...

Deck chairs on the beach, fusion snacks and inventive finger food, games on a Wii console, open bar, WIFI connection, DJ mix, etc.

The JCDecaux StimuliBox²

Located on the private beach in front of the Gray D'Albion Hotel in Cannes – Open from 12 o'clock midday to 8 o'clock pm, from June 15 to 21, 2008.

Free access to festivalgoers upon presentation of their official pass.

Further details are available on www.jcdecaux.com

JCDecaux

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Evénement



Tiens !
Citroën rend les abribus jaloux.

Citroën lance la nouvelle version de son véhicule utilitaire Berlingo, dont la capacité de chargement exceptionnelle permet désormais de positionner deux palettes à plat à l'intérieur du véhicule.

Pour illustrer cette prouesse, l'Agence H a demandé aux équipes Innovate d'intégrer de véritables palettes en bois à l'intérieur des Abribus. Plus d'une trentaine d'adresses créent ainsi l'événement et présentent cette campagne au ton décalé dans Paris et sa banlieue, des Champs-Elysées à l'Opéra Bastille en passant par Roland-Garros.

La campagne orchestrée par MPG est visible du 28 mai au 3 juin 2008, et vient renforcer la communication nationale de la marque sur le réseau Mobilier Urbain.


TIENS !
ENCORE UN ABRIBUS
QUI SE PREND POUR
LE NOUVEAU
CITROEN BERLINGO

JCDecaux Innovate est le département de JCDecaux dédié aux solutions de Communication Extérieure événementielles, dynamiques, audiovisuelles et interactives.

Neuilly, le 29 mai 2008

JCDecaux

JCDecaux wins the advertising Street Furniture contract for Toulouse

Out of Home Media

Algeria
Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Oman
Poland
Portugal
Qatar
Romania
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, May 29, 2008 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has been awarded, within the framework of a competitive tender process, the advertising street furniture contract for the city of Toulouse (427,000 inhabitants), the 4th largest city in France and capital of the Midi-Pyrénées region, for a period of 15 years.

The renewed contract for advertising street furniture concerns 630 advertising bus shelters, 20 non-advertising bus shelters, 350 2m² "Mupi® mobile" city information panels, 80 8m² Senior® billboards and 20 12m² displays in addition to 20 columns representing a total of **2,100 2m² advertising panels, 160 8m² advertising panels and 40 12m² advertising panels**. The street furniture installed under this agreement is the work of renowned architects or designers such as Lord Norman Foster and Mario Bellini, or JCDecaux creations.

When the decision to renew this contract was announced, **Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive Officer of JCDecaux,** made the following statement: *"After winning the contract to provide the city with self-service bicycles and the fantastic success enjoyed by VélôToulouse since November 16 2007 with 870,000 individual rentals, I am delighted that the City of Toulouse has renewed its agreement with JCDecaux. This new contract reinforces our commitment to provide cities and their inhabitants with the very best service. Quality, upkeep, maintenance and sustainable development are the key strengths of JCDecaux. They allow the Group to constantly improve and strengthen its advertising networks and to offer advertisers and their media agencies the most powerful resources available in the market, both in Toulouse and throughout France."*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux Artvertising habille le futur siège Loxam

Communication Extérieure

Algérie
Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
Etats-Unis
Finlande
France
Grèce
Hongrie
Inde
Irlande
Islande
Italie
Japon
Kazakhstan
Lettonie
Lituanie
Luxembourg
Malaisie
Montenegro
Norvège
Oman
Ouzbékistan
Pays-Bas
Pologne
Portugal
Qatar
République Tchèque
Roumanie
Royaume-Uni
Russie
Serbie
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Ukraine
Uruguay

Paris, le 26 mai 2008 - JCDecaux Artvertsising, filiale de JCDecaux SA (Euronext Paris : DEC), numéro un de la communication extérieure en Europe et en Asie-Pacifique et numéro deux mondial, vient d'être retenue par Loxam, via son agence conseil en communication AstonWood, pour l'habillage exceptionnel de son futur siège européen à Paris, Porte Maillot.

L'immeuble historique « Louis Dreyfus », situé sur l'axe stratégique Arc de Triomphe - La Défense, marque le paysage urbain à l'entrée de Paris.

JCDecaux Artvertising, sur une création d'Aston Wood, a installé un « adhésivage» d'une surface de 1 000m² depuis le 17 mai et jusqu'à la fin des travaux.

L'effet est particulièrement saisissant puisque le passant voit en trompe l'œil une façade en chantier, véritable fresque composée d'ouvriers utilisant le matériel du groupe Loxam.

Loxam, leader Européen de la location de matériel, marque son implantation au cœur de Paris et s'assure ainsi une visibilité exceptionnelle.

A cette occasion, Guillaume Lablancherie, Directeur Commercial de JCDecaux Artvertising, a déclaré : « Cet adhésivage géant permet à nos équipes de mettre en avant une nouvelle facette de notre savoir-faire sur une des entrées les plus prestigieuses de Paris. »

Chiffres Clés du Groupe

- *Chiffre d'affaires 2007 : 2 106,6 M€*
- *JCDecaux est coté sur l'Eurolist d'Euronext Paris et fait partie des indices Euronext 100, Dow Jones Sustainability et FTSE4Good indexes*
- *N°1 mondial du mobilier urbain (351 000 faces publicitaires)*
- *N°1 mondial de la publicité dans les aéroports avec 145 aéroports et plus de 300 contrats de transport dans les métros, bus, trains et tramways (386 000 faces publicitaires)*
- *N°1 européen de l'affichage grand format (215 000 faces publicitaires)*
- *N°1 de la communication extérieure en Chine (219 000 faces publicitaires dans 23 villes)*
- *N°1 mondial du vélo en libre-service*
- *952 000 faces publicitaires dans 54 pays*
- *une présence dans 3 400 villes de plus de 10 000 habitants*
- *8 900 collaborateurs*

Direction de la Communication
Relations Presse
Agathe Albertini
Tél : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Direction Générale Finance
Relations Investisseurs
Alexandre Hamain
Tél : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 400 557,51 euros - 307 570 747 RCS Nanterre - FR 44307570747